

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 1, 2011

Via e-mail:
Mr. John Pitstick
Chief Financial Officer
ValueClick, Inc.
30699 Russell Ranch Road
Suite 250
Westlake Village, CA 91362

> **Re:** **ValueClick, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed February 28, 2011**
> **File No. 1-31357**

Dear Mr. Pitstick:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2010

Critical Accounting Policies and Estimates, page 40

Revenue Recognition, page 40

1. We note your disclosure on page 41 which states that, "We estimate a provision for sales returns which is recorded as a reduction to revenue. The provision for sales returns reflects an estimate of commission based fee reversals related to product returns from consumers of our Affiliate Marketing customers. In determining the estimate for sales returns, we rely upon historical data, contract information and other factors." Please explain to us further how you are able to estimate the product returns from consumers of

Mr. Pitstick
ValueClick, Inc.
December 1, 2011
Page 2

your Affiliate Marketing customers. Tell us how you considered all the factors noted in ASC 605-15-25-3 and 605-15-25-4.

Consolidated Statements of Operations, page F-4

2. We note your disclosure on pages 32 and F-12 regarding certain costs that are included in sales and marketing, technology, and amortization of intangible assets acquired in business combination. Please explain to us why you believe that network development-related expenses, network operations expenses, amortization of advertiser relationships, amortization of developed technologies and websites, and "payment to search engines for driving consumer traffic to the Company's owned and operated websites," should not be included in cost of revenue. Please refer to Rule 5-03 of Regulation S-X and SAB Topic 11B. If you believe these costs should be in cost of revenue please revise in future filings and provide us with your proposed disclosure.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director